UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

IMAX Corporation

(Exact name of the registrant as specified in its charter)

Canada	001-35066	98-0140269
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.

2525 Speakman Drive, Mississauga, ON, Canada L5K 1B1	110 E. 59th Street, Suite 2100 New York, New York, USA 10022
(Address of principal executive offices) (Zip code)

G. Mary Ruby 905-403-6500

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosures and Report:

IMAX has concluded in good faith that during 2015:

a)	IMAX has manufactured or contracted to manufacture products as to which tin, tungsten, tantalum and/or gold (herein referred to as “3TGs”, or “conflict minerals[1]” – see footnote) are necessary to the functionality or production of such products.

b)	Based on a “reasonable country of origin inquiry”, IMAX knows or has reason to believe that a portion of its necessary 3TGs originated or may have originated from the Democratic Republic of the Congo or an adjoining country (collectively, sometimes referred to as the “Covered Countries”) and knows or has reason to believe that those necessary 3TGs may not be from recycle or scrap sources.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is also available on the Company’s website at http://www.imax.com/content/corporate-governance.

Item 1.02 Exhibit

Exhibit 1.01 – Conflict Minerals Report.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 – Conflict Minerals Report.

[1]	The term “conflict mineral” is defined in Form SD under the SEC’s conflict mineral rules as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country.

Cautionary Note Regarding Forward-Looking Statements

This Specialized Disclosure Report on Form SD, including the Conflict Minerals Report exhibit, contains forward-looking statements that are based upon management’s expectations and beliefs concerning future events. Certain matters contained herein concerning the future, including risk mitigation steps, constitute forward-looking statements and are based upon management’s expectations and beliefs concerning future events impacting our efforts to improve our due diligence and risk mitigation strategies relating to any conflict minerals used in our manufacture or contract to manufacture activities. There can be no assurance that these future events will occur as anticipated. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them. For a description of certain factors that could cause our future results to differ materially from those expressed in any forward-looking statement, see Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2015 entitled “Risk Factors.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

IMAX CORPORATION (Registrant)

Date: May 31, 2016	By	/s/ Robert D. Lister
Robert D. Lister Chief Legal Officer & Chief Business Development Officer

Date: May 31, 2016	By	/s/ G. Mary Ruby
G. Mary Ruby Chief Administrative Officer and Corporate Secretary

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